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                                                        ------------------------
                                                              OMB APPROVAL
                               UNITED STATES            ------------------------
                    SECURITIES AND EXCHANGE COMMISSION  OMB Number.    3235-0145
                          WASHINGTON. D.C. 20549        Expires: August 31, 1991
                                                        Estimated average burden
                                                        hours per response..1490
                                                        ------------------------
                               SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     LIFELINE SYSTEMS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     COMMON STOCK $.02 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                          532192 10 1
                         -------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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-----------------------                                  ---------------------
 CUSIP NO. 532192 10 1                   13G               PAGE 2 OF 2 PAGES
          ------------                                         ---  ---
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      L. Dennis Shapiro
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                          SOLE VOTING POWER
                     5
     NUMBER OF             456,600 (beneficial interest disclaimed in 2,750)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                           96,490 (beneficial interest disclaimed in 96,490)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING              456,600 (beneficial interest disclaimed in 2,750)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          96,490 (beneficial interest disclaimed in 96,490)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      453,850

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      X

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      13.0

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!


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      Item 1(a)  Name of Issuer:
      -------------------------

                 Lifeline Systems, Inc.

      Item 1(b)  Address of Issuer's Principal Executive Offices:
      ----------------------------------------------------------

                 One Arsenal Marketplace
                 Watertown, MA  02172

      Item 2(a)  Name of Person Filing:
      --------------------------------

                 L. Dennis Shapiro

      Item 2(b)  Address of Principal Business Office:
      -----------------------------------------------

                 24 Essex Road
                 Chestnut Hill, MA 02167

      Item 2(c)  Citizenship:
      ----------------------

                 United States

      Item 2(d)  Title of Class of Securities:
      ---------------------------------------

                 Common Stock, Par Value $.02

      Item 2(e)  Cusip Number:
      -----------------------

                 532192 10 1

      Item 3:    This Item is inapplicable.
      ------

      Item 4     Ownership:
      --------------------

                 a. Amount Beneficially Owned: 553,090, except as this amount may be limited by the explanations contained in paragraphs 2 through 6 below:

                     1. 453,850 shares are owned directly by Mr. Shapiro, which includes 52,200 shares that Mr. Shapiro has the right to acquire.

                     2. 2,750 shares are in the name of Mr. Shapiro as custodian for his children. Mr. Shapiro has voting and dispositive power over such shares, but he disclaims any beneficial interest.

                     3. 11,375 shares are in the name of Mr. Shapiro's children. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

                     4. 8,240 shares are in the name of Mr. Shapiro's wife, as custodian for their children. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

                     5. 50,000 shares are in the name of Mr. Shapiro's wife as a co-trustee of three trusts. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

                     6. 26,875 shares are in the name of Mr. Shapiro's wife. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

                 b.  Percent of class:  13.0%.

                 c.  Number of shares as to which such person has:

                        (i) sole power to vote or direct the vote: 456,600
                            shares (which includes 52,200 shares which Mr. Shapiro has the right to acquire);

                       (ii) shared power to vote or direct the vote: 96,490
                            shares;

                      (iii) sole power to dispose of or to direct the
                            disposition of 456,600 shares (which includes 52,200 which Mr. Shapiro has the right to acquire); and

                       (iv) shared power to dispose of or to direct the
                            disposition of 96,490 shares.

      Item 5     Ownership of Five Percent or Less of a Class:
      --------------------------------------------------------

                 This Item is inapplicable.

      Item 6     Ownership of More than Five Percent on Behalf of Another
      -------------------------------------------------------------------
                 Person:
                 ------

                 Mr. Shapiro holds 2,750 shares as custodian for his children. Mr. Shapiro's wife holds 8,240 for their children. These children have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

                 Mr. Shapiro's wife holds 50,000 shares as a co-trustee of three trusts. The trusts, in which Mr. Shapiro holds no interest, have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

                 Mr. Shapiro's children own 11,375 shares and have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

                 Mr. Shapiro's wife owns 26,875 shares and has the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

      Item 7     Identification and Classification of the Subsidiary Which
      --------------------------------------------------------------------
                 Required the Security Being Reported on by the Parent Holding
                 -------------------------------------------------------------
                 Company:
                 -------

                 This Item is inapplicable.

      Item 8     Identification and Classification of Members of the Group:
      --------------------------------------------------------------------

                 This Item is inapplicable.

      Item 9     Notice of Dissolution of Group:
      -----------------------------------------

                 This Item is inapplicable.

      Item 10    Certification:
      ------------------------

                 This Item is inapplicable.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          /s/ L. Dennis Shapiro
                                          ----------------------
                                          L. Dennis Shapiro

Dated:  February 13, 1991